US Gold Corporation

99 George Street, 3rd Floor

Toronto, Ontario

Canada  M5A 2N4

March 11, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:  Chris White, Branch Chief

RE:	US Gold Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 13, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2008 Filed April 10, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 8, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009 Filed August 7, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009, filed November 6, 2009, File No. 001-33190

Dear Mr. White:

I am writing in reference to our telephone conversation on Tuesday March 9, 2010 and certain comments previously raised by the staff with regard to the filings by US Gold Corporation (“we” or the “Company”) noted above.  As you will recall, comments were originally raised in a letter dated June 30, 2009.  Since that date, we have corresponded on several previous occasions to respond to the comments, including most recently in a letter dated February 16, 2010.

The purpose of this letter to confirm certain information conveyed to you and other members of the staff in our recent phone conversation.  Specifically, the Company hereby commits to revise the accounting policy disclosure in its financial statements for the year ended December 31, 2009 to be included in its 2009 Form 10-K to test the properties formerly aggregated as the “Battle Mountain Complex” for impairment as separate geographical sub-groups (North region, West region and East region), rather than at the complex level.  This relates to comment 3 in the original letter of June 30th.

Second, we hereby commit to comply with certain remaining comments in the letter dated June 30th in future filings, as appropriate (either the Form 10-K for the year ended December 31, 2009 or our proxy statement relating to the 2010 annual meeting of shareholders), specifically including the comments addressed to other accounting policy disclosure, executive compensation and estimates of mineralized material.

March 11, 2010

U.S. Securities and Exchange Commission

Finally, we have agreed to file an amendment to our Form 10-K for the year ended December 31, 2008 to include as exhibits the employment agreements with Messrs. Ian Ball and Stefan Spears and to incorporate by reference the Services Agreement with 2083089 which was previously filed in connection with its 2007 annual report.

Thank you very much for your assistance and attention.

Sincerely,

US GOLD CORPORATION

/s/ Perry Y. Ing
Perry Y. Ing
Chief Financial Officer

cc:	Dufford & Brown, P.C.
KPMG LLP